UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

360 Finance, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Aerovane Company Limited

Hongyi Zhou

Henry Zhiheng Zhou

Risa Ruoshan Zhou

c/o 360 Building, No. 6 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People’s Republic of China

+86 (10) 5244 7904

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  This statement on Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Mr. Hongyi Zhou, Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Aerovane Company Limited, with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 Finance, Inc., a Cayman Islands company (“Issuer”).

**The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Aerovane Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 39,820,586(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 39,820,586 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,820,586 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.2% (2) (representing 75.2% of the total outstanding voting power).
14	Type of Reporting Person (See Instructions) CO

(1)      Representing 39,820,586 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)      Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Henry Zhiheng Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 39,820,586(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,820,586 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,820,586 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.2% (2) (representing 75.2% of the total outstanding voting power).
14	Type of Reporting Person (See Instructions) IN

(1)      Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)      Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 4 of 8 Pages

1	Names of Reporting Persons Risa Ruoshan Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 39,820,586(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,820,586(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,820,586 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.2% (2) (representing 75.2% of the total outstanding voting power).
14	Type of Reporting Person (See Instructions) IN

(1)      Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)      Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 5 of 8 Pages

1	Names of Reporting Persons Hongyi Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 39,820,586(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,466,930 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,466,930 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.7% (3) (representing 75.3% of the total outstanding voting power).
14	Type of Reporting Person (See Instructions) IN

(1)      Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)      Representing (i) 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, a British Virgin Islands company, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; (ii) 1,212,000 Class A Ordinary Shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse and (iii) 434,344 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement. Because of the immediate family relationship and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children with regard to the 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For the 1,646,344 Class A Ordinary Shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 1,646,344 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership of these ADSs except to the extent his pecuniary interests therein. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(3)      Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 6 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value US$0.00001 each.

ADSs, each representing two Class A Ordinary Shares, of the Issuer are listed on the Nasdaq Stock Market under the symbol “QFIN.”

The principal executive offices of the Issuer are located at China Diamond Exchange Center, Building, No. 555 Pudian Road, No. 1701 Century Avenue Pudong New Area, Shanghai 200122, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Aerovane Company Limited, Mr. Hongyi Zhou, Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Aerovane Company Limited is principally an investment holding vehicle and a company organized and existing under the laws of British Virgin Islands. Aerovane Company Limited is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou are children of Mr. Hongyi Zhou. Because of the immediate family relationship and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to direct the voting and disposition together with his children with regard to any share held by Aerovane Company Limited in the Issuer. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(a) — (c), (f) Mr. Hongyi Zhou is the chairman of the board of directors of the Issuer and the chairman of the board of directors and chief executive officer of 360 Security Technology Inc. Each of Mr. Hongyi Zhou, Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou is a PRC citizen, with Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou holding Hong Kong SAR passport. The business address of each of Mr. Hongyi Zhou,  Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou is 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(d) — (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 9, 2019,  Cagico Technology Limited (“Cagico”), a company with limited liability incorporated in the British Virgin Islands and wholly-owned by the spouse of Mr. Hongyi Zhou, and Brilliance Limited (“Brilliance”), a company with limited liability organized under the laws of the British Virgin Islands and established on behalf of certain members of the management of the Issuer entered into a share subscription agreement (“Ruby SSA”) with Ruby Finance Investment Ltd., a shareholder of the Issuer (“Ruby Investment”), to subscribe from Ruby Investment certain ordinary shares of Ruby Investment. Pursuant to Ruby SSA, Ruby Investment issued certain ordinary shares to Cagico and Brilliance for a total subscription price of US$20 million at a closing that occurred on December 19, 2019 (the “Effective Date”).

Mr. Hongyi Zhou disclaims the beneficial ownership to any shares held by Ruby Investment in the Issuer except to the extent his pecuniary interests therein.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

CUSIP No. 88557W 101	13D	Page 7 of 8 Pages

On the Effective Date, Cagico, Brilliance, Ruby Finance Holdings Ltd. (“Ruby Holdings”) and Ruby Investment entered into a shareholders agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit 99.2 hereto. The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Voting Rights

Pursuant to the Shareholders Agreement, with respect to certain material matters of the Issuer relating to business combinations, disposal of all or substantially all property, assets or revenues, share capital alteration, issuance of securities or entry into related party transactions that are presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it in respect of such matter as may be determined at the sole discretion of Ruby Holdings. With respect to all other matters presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it at the sole discretion of the director jointly appointed by Brilliance and Cagico.

Distribution of Securities

On the first anniversary of the Effective Date or on such other date as Ruby Investment and its shareholders agree in writing, Ruby Investment shall distribute 50% of the securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis. On the second anniversary of the Effective Date or on such other date as Ruby Investment and its shareholders agree in writing, Ruby Investment shall distribute the remaining securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis.

Ruby Investment shall, upon the request of Ruby Holdings, sell up to Ruby Holdings’ pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the Shareholders Agreement, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Ruby Holdings. Ruby Investment shall, upon the joint request of Brilliance and Cagico, sell up to their aggregate pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the Shareholders Agreement, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Brilliance and Cagico.

For a period of twelve (12) months after the Closing Date, Ruby Investment may from time to time, as and when it deems fit, use up to US$60 million in aggregate of its funds to (i) subscribe for equity securities, securities convertible or exchangeable thereinto and/or securities exercisable therefor from the Issuer, (ii) purchase or acquire equity securities from existing holders of equity securities of the Issuer (including but not limited to, purchase or acquisitions on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means), and (iii) pay costs and expenses in connection therewith; provided, that the timing and purchase price of such subscriptions, purchases or acquisitions, if any, will be determined by the board of directors of Ruby Investment at its sole discretion, taking into consideration the market conditions and other factors as the board of directors of Ruby Investment deems relevant and necessary and shall be subject to relevant U.S. securities laws, regulations and rules.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

CUSIP No. 88557W 101	13D	Page 8 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) — (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.  The information set forth in Item 2 above is hereby incorporated by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

The filing of this statement should not be construed as an admission that Mr. Hongyi Zhou, for the purposes of Section 13 of the Act, the beneficial owners of the 1,646,334 Class A Ordinary Shares in the form of ADSs. Although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 1,646,344 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein.

By virtue of Cagico entering into the Shareholders Agreement, Mr. Hongyi Zhou may be deemed to constitute a “group” with Ruby Holdings within the meaning of Rule 13d-5(b) under the Act. As a member of a group, Mr. Zhou may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by Mr. Zhou that it is the beneficial owner of any of the 23,042,532 Class A Ordinary Shares that are beneficially owned by Ruby Holdings. Mr. Zhou expressly disclaims beneficial ownership in such 23,042,532 Class A Ordinary Shares beneficially owned by Ruby Holdings.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement dated December 20, 2019 by and among the Reporting Persons.

99.2	Shareholders Agreement dated December 19, 2019 by and among Ruby Holdings, Cagico, Brilliance and Ruby Investment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2019

Aerovane Company Limited

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Hongyi Zhou

/s/ Hongyi Zhou

Henry Zhiheng Zhou

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Attorney-in-fact

Risa Ruoshan Zhou

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Attorney-in-fact